AH 3/11/03

03014553

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 WASH. D.C.

SEC FILE NUMBER
8- 49617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3220 SW First Ave. Suite 210
(No. and Street)

Portland (City) Oregon (State) 97239 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Robins 503/727-5581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, P.C.
(Name – *if individual, state last, first, middle name*)

15405 SW. 116th Avenue, Suite 105 King City, Oregon 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Robins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWN POINT SECURITIES, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NANCY B DUGGAN
NOTARY PUBLIC-OREGON
COMMISSION NO. 327497
MY COMMISSION EXPIRES SEPT 27, 2003

Signature

~~Vice~~ President
Title

Nancy B. Duggan 2/19/03
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report*

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
15405 SW 116th Avenue, Suite 105	King City,	Oregon	97224
71	72	73	74

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
Crown Point Securities, LLC.
Portland, Oregon

We have audited the accompanying statements of financial condition of Crown Point Securities, LLC. as of December 31, 2002 and 2001, and the related statements of income, changes in members equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Crown Point Securities, LLC. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 7, 2003

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

CROWN POINT SECURITIES, LLC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 10,576	$ 12,948
Organization costs, net of accumulated amortization of $4,578 and $4,197	0	381
Furniture, net of accumulated depreciation of $2,246 and $1,192	5,129	6,182
Investment in warrants (at cost)	3,300	3,300
Total Assets	$ 19,005	$ 22,811
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 0	$ 315
Total Liabilities	0	315
MEMBERS' EQUITY	19,005	22,496
Total Members' Equity	19,005	22,496
Total Liabilities and Members' Equity	$ 19,005	$ 22,811

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 2,500	$ 54,300
Other	0	0
Interest	135	275
	2,635	54,575
EXPENSES		
Regulatory fees and assessments	1,803	2,746
Fidelity and surety bonds	369	512
Professional fees	2,150	1,471
Depreciation and amortization	1,435	1,969
Rent and management fees	0	40,000
Other expenses	369	5,370
	6,126	52,068
NET INCOME	($ 3,491)	$ 2,507

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2002 and 2001

Balance at December 31, 2000	$19,989
Net income, (loss)	2,507
Balance at December 31, 2001	22,496
Net income (loss)	(3,491)
Balance at December 31, 2002	$19,005

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2002 and 2001

	2002	2001
Increase, (Decrease) in Cash and Cash Equivalents		
Cash flows from operating activities:		
Cash received from operations	$ 2,635	$54,575
Cash paid to suppliers	(5,007)	(50,099)
Net cash provided by operating activities	(2,372)	4,476
Cash flows from investment activities:		
Purchase of Furniture and Warrants	0	0
Net cash from investment activities	0	0
Net increase (decrease) in cash and cash equivalents	(2,372)	4,476
Cash and cash equivalents at beginning of year	12,948	8,472
Cash and cash equivalents at end of year	$10,576	$12,948

Reconciliation of net income to net cash provided by operating activities:		
Net Income	($3,491)	$ 2,507
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	1,434	1,969
Change in assets and liabilities:		
Change in accounts payable	(315)	0
	1,119	1,969
Net cash provided by operating activities	($2,372)	$ 4,476

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalent.

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon limited liability company and a registered broker-dealer in securities approved October 1997, under the Securities and Exchange Act of 1934, as amended, located in Portland Oregon. The Company renders broker-dealer services in securities on an agency basis to its customers primarily private placement activities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k) (2) (B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition

Revenue is recorded upon final closing of private placement activities.

Securities Valuation

The warrants owned are stated at cost as no market value is determinable at December 31, 2002.

Income Taxes

The limited liability company has elected to be treated as a partnership for income tax purposes. All tax attributes of the Company's income or loss are passed through to the members.

Furniture

Furniture is carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using an estimated life of seven years. Depreciation expense amounted to $2,246 and $1,053 for fiscal years ending December 31, 2002 and 2001 respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the members to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CROWN POINT SECURITIES, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE B - RELATED PARTY TRANSACTIONS

The Company rents its space and equipment from a related corporation. The Company and the related corporation have common ownership. The agreement states that the affiliate will be responsible for the general overhead expenses associated with Crown Point Securities, LLC. which includes, but does not limit to, rent, utilities, telephone and general office supplies. The securities Company paid $0 and $40,000 to the related corporation for rent and general expenses during the years ending December 31, 2002 and 2001. The securities Company is responsible for direct expenses including annual audit charges and all regulatory fees.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1), of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2002, the Company's net capital and required net capital, as defined, was $10,576 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .0 to 1.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Crown Point Securities, LLC.
Portland, Oregon

We have audited the accompanying financial statements of Crown Point Securities, LLC. for the years ended December 31, 2002 and 2001 and have issued our report dated February 7, 2003.

Our audit made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 7, 2003

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

CROWN POINT SECURITIES, LLC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORTS-PART IIa FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
Years Ended December 31, 2002 and 2001

	2002	2001
Members' equity from statement of financial condition	$19,005	$22,496
Deduct equity not allowable for net capital	0	0
Members' equity qualified for net capital	19,005	22,496
Deduction and/or charges:		
Furniture, net	(5,129)	(6,182)
Organization costs, net	0	(381)
Warrants	(3,300)	(3,300)
Net capital before haircuts	(8,429)	12,633
Net Capital	$10,576	$12,633
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 0	$ 21
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 5,576	$ 7,633
Excess net capital at 1000%	$10,576	$12,601
AGGREGATE INDEBTEDNESS		
Items included from statement of financial condition		
Accounts payable and accrued liabilities	$ 0	$ 315
Total aggregate indebtedness	$ 0	$ 315
Ratio: Aggregate indebtedness to net capital	.0 to 1.	.025 to 1.

CROWN POINT SECURITIES, LLC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
Years Ended December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$10,577	$12,632
Adjustments		
Rounding	(1)	1
Net capital at December 31, as adjusted	$10,576	$12,633
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 0	$ 315
Additional accounts payable	0	0
Total aggregate indebtedness as of December 31	$ 0	$ 315

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
Crown Point Securities, LLC.
Portland, Oregon

We have audited the financial statements of Crown Point Securities, LLC. for the years December 31, 2002 and 2001, and have issued our report thereon dated February 7, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 on in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Crown Point Securities, LLC. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2002 financial statements and this report does not affect our report on these financial statements dated February 7, 2003.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2002 and 2001, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accounts

February 7, 2003